

January 15, 2021

Alexandre Teixeira de Assumpção Saigh
Chief Executive Officer
Patria Investments Limited
18 Forum Lane, 3rd floor,
Camana Bay, PO Box 757, KY1-9006
Grand Cayman, Cayman Islands

> **Re: Patria Investments Limited**
> **Amendment No. 2 to**
> **Registration Statement on Form F-1**
> **Filed January 14, 2021**
> **File No 333-251823**

Dear Mr. Saigh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration on Form F-1 - Amendment No. 2

Dilution, page 95

1. Please update your dilution metrics to include the impact of the $25 million in dividends paid to your shareholders on December 2020. Refer to Item 506 of Regulation S-K.

      You may contact Michelle Miller at 202-551-3368 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance